Filed by Cooper Tire & Rubber Company

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cooper Tire & Rubber Company

Commission File No.: 001-04329

The below script is for use at Cooper’s global employee town hall which will be held at 11:00 AM ET on announcement day.

Presenter: Brad Hughes, President & Chief Executive Officer

Slide 1 – Cover Slide

•	Thank you for joining me for this global town hall.

•	As you know, today we announced that Cooper has agreed to be acquired by Goodyear, beginning a new chapter for our company.

Slide 2 – Agenda

•	Today, we will spend most of our time talking about the announcement issued this morning.

•	In addition, we issued our planned full year and fourth quarter 2020 earnings announcement. So, I will touch on earnings information as well near the end of this town hall.

Slide 3 – A Stronger U.S.-Based Leader in Global Tire Industry

•

Let me start by talking about the combination of Cooper and Goodyear. This proposed transaction will combine two successful companies, both based in Ohio, to create a stronger U.S.-based leader in the global tire industry.

•

Each of our companies has more than a century’s worth of experience designing and manufacturing quality products that meet consumer demand worldwide. In the future, we’ll be one organization that blends the best of both companies.

•

We will be well positioned in the tire industry with shared values and combined talent, as well as respected leading brands and distribution across multiple product categories and price points, to successfully meet a wide range of global customer and consumer needs well into the future.

•

As part of Goodyear, we expect it will be possible to build upon the strategic initiatives that have been fueling our success. Through this transaction, Cooper will become part of one of the largest and most respected tire industry competitors. By joining forces and continuing to prioritize innovation, quality and sustainability, the combined entity will be an even stronger global player.

Slide 4 – About Goodyear: One of the world’s largest tire companies

•	Of course, all of us have heard of Goodyear, but let me take a few minutes to highlight who they are.

•

Based in Akron, Ohio, Goodyear is the largest U.S.-based tire company and one of the largest tire companies globally with 2020 net sales of $12.3 billion and $14.7 billion in net sales in 2019. They have facilities around the world, including in the Americas, Asia Pacific, and Europe, Middle East and Africa (EMEA) regions, including 46 manufacturing sites in 21 countries. There are approximately 62,000 Goodyear employees worldwide.

•	As you can see, Goodyear has been recognized worldwide as an admired and responsible company with a commitment to diversity and inclusion.

•

In addition to Goodyear-brand tires, Goodyear produces well-respected international brand names, such as Dunlop, Kelly, Fulda, and others. The company also has a non-tire business that provides rubber products and polymers for a variety of markets.

•	Goodyear’s strategic roadmap focuses on consumer experience, customer service, quality, high-value segments and mastering complexity. These are familiar strategic themes for our company as well.

•

Importantly, Goodyear strives to provide its employees with a safe work environment, the resources they need to do their jobs and ample opportunities for growth. This allows Goodyear to foster an environment where employees can work to achieve their full potential and contribute to the company’s success.

•	Overall, Cooper and Goodyear have compatible cultures, shared values and both are committed to integrity, quality, agility and teamwork.

Slide 5 – What has been announced?

•	Now, I’d like to review some of the core elements of today’s announcement.

•	As I said earlier, Goodyear and Cooper have entered into an agreement under which Goodyear will acquire Cooper.

•	The combined company, once the agreement closes, will have approximately $17.5 billion in proforma 2019 sales.

•	Pending approvals, the transaction is expected to close in the second half of 2021.

•	Cooper shareholders will receive $41.75 per share in cash and a fixed exchange ratio of 0.907 shares of Goodyear common stock per Cooper share.

•

Based on Goodyear’s closing stock price on February 19, 2021, the last trading day prior to the announcement, the implied cash and stock consideration to be received by Cooper shareholders is $54.36 per share, representing a premium of 24% to Cooper’s closing stock price on February 19, 2021, and a premium of 36% to Cooper’s 30-day volume weighted average price as of the close on February 19, 2021.

•	Upon closing of the transaction, Goodyear shareholders will own approximately 84% of the combined company, and Cooper shareholders will own approximately 16%.

•	The benefits of this business combination are extremely compelling for Cooper.

•	[Talk about the list of advantages as listed on the slide]

Slide 6 – What has been announced?

•	I know this news came as a surprise. We were not looking to be sold, but Goodyear approached Cooper with a compelling proposal.

•	As a public company, we have a duty to consider and pursue any opportunities that our Board of Directors believes would maximize value for Cooper shareholders.

•	This opportunity with Goodyear falls into that category, and we believe this represents the right next step for Cooper at the right time.

•	We came into this agreement in a position of strength, having successfully transformed our company into a consumer-driven organization.

•	The Board and our management team believe that being part of Goodyear will create opportunities and position us well for the future.

•

Given this news, you’re probably wondering, what’s next? Today represents the beginning of the process and there are steps we need to go through over the coming months before we close the transaction, including the appointment of an integration team and the satisfaction of customary closing conditions, which I’ll discuss further in a bit.

•

Following close, Cooper will become a wholly-owned subsidiary of Goodyear. Goodyear will determine the best role for Cooper, the brands, the talent, the manufacturing assets, distribution, technology, facilities, customer and supplier relationships, and so forth, with a focus on combining the best of both organizations. We will be forming a joint integration planning team soon, and Cooper will have a voice in this process.

•

The combined company will be headquartered in Akron, where Goodyear’s headquarters are now. Importantly, Goodyear expects to maintain a presence in Findlay; like many companies, Goodyear is thinking about the workplace of the future and will continue to assess its corporate footprint.

Slide 7 – What is important right now?

•	I recognize this is a lot of information. So, let’s boil this down to what is most important for you right now.

•	First of all, it’s natural to need time to absorb this information, and emotions can run high. You’ll have questions and want to know more.

•

Be sure to read and watch what has been posted on Cooper GO, connect with your managers to discuss this news, and ask questions. They will not have all the answers at this time as we’ve just started this process and there is a long road ahead before close. So, I also ask that you exercise patience as we move forward together.

•

Until the transaction closes, Cooper and Goodyear are separate companies and must operate as such. While a small team will be working over the coming months on closing the deal and planning for integration, for the vast majority of you, it will be important for you to continue to focus on your Cooper priorities.

Slide 8 – Goodyear CEO Video

•	Rich Kramer, the CEO of Goodyear, is excited about connecting with all of us at Cooper. He greatly respects our talent and what we’ve achieved.

•	In fact, while he is obviously very busy today with this announcement, he did take the time yesterday to record a message for you to as part of this Town Hall.

•	[Play video of Goodyear CEO]

•	You’ll hear more from Rich and others as we move forward. As Rich said, we are all committed to being as transparent as possible and sharing information with you over this months-long process.

Slide 9 – Transaction process: key milestones

•	At this point there’s still a lot of work to do until the close of the transaction, which as I mentioned earlier, we expect to occur in the second half of 2021.

•	Let’s take a look at this high-level timeline. Obviously, we started today by announcing the acquisition.

•

In the near-term, a dedicated integration team will be appointed that includes representatives from both companies. While the integration planning process will begin soon, the integration itself will not occur until the close of the transaction.

•

We are also going to work to obtain regulatory approvals in the United States and certain other countries. Given both companies operate in a number of different countries across the globe, we will need regulators in those regions to sign off on this transaction and that process takes some time.

•	Given the highly complementary nature of this transaction and the robust, competitive global market in which we operate, we do not anticipate significant antitrust concerns.

•

Another important milestone for the transaction will be a Cooper shareholder vote. In order for the transaction to close, Cooper shareholders will have the opportunity to vote to approve the transaction.

•	Once we receive all necessary approvals, the transaction will close and the actual integration will begin.

Slide 10 – Questions & Answers

•	Now I want to take a few minutes now to go over a few questions that are likely top of mind with all of you.

•	First, how did this transaction come about? Was Cooper looking to be acquired?

•	Let me make it very clear that we were not actively looking to be sold. Like I mentioned earlier, our success is why Goodyear approached us.

•	As a public company, our Board and management team have a duty to evaluate opportunities that we believe are in the best interests of Cooper and that would maximize value for Cooper shareholders.

•	After careful consideration, our Board of Directors has determined that this is an opportunity worth pursuing.

Slide 11 – Questions & Answers

•	Importantly, why did Cooper agree to be acquired now, especially in light of our success?

•

Let me emphasize that Cooper is entering this transaction from a position of strength. Our success in transforming Cooper into a consumer-driven company is in large part why Goodyear approached us, and as part of Goodyear, we expect it will be possible to build upon the strategic initiatives that have been fueling our success.

•

When the transaction is complete, Cooper will be part of one of the largest tire companies in the world; one that prioritizes innovation, quality and sustainability. We think that’s exciting and can bring opportunities.

Slide 12 – Questions & Answers

•	I recognize that some of you may be upset that you didn’t hear about this prior to the public announcement.

•	However, this is how these processes work. We needed to ensure that this transaction is the best possible choice for both companies before sharing the news broadly.

•

There is also a legal element to it – called Regulation FD – which requires that public companies practice fair disclosure around major announcements. What that means is that when a public company plans to disclose important nonpublic information that could impact a company’s stock price, such as the news of this acquisition, the company must make the disclosure public to everyone at the same time to ensure market fairness.

•	I want you to know that we alerted you at the same time the news release went out, so we let you know as soon as possibly could.

•	We are committed to keeping you updated in a timely way as we move through this process.

Slide 13 – Questions & Answers

•	You are also likely wondering if there will be layoffs or closures of our facilities or offices as a result of this transaction.

•	I can say with confidence that Goodyear highly values Cooper’s brands, products and production capabilities, which they see as a direct result of the talent and commitment of our people.

•	Today is just the beginning of a long road, and there are still many decisions to be made regarding the proposed combined organization.

•

Like many transactions of this nature, there will be overlap in some corporate functions that will be integrated as part of this combination. Goodyear recognizes the strong talent across the teams at Cooper and Goodyear and will take a best-of-both-worlds approach as we bring our companies together. Again, will be forming a joint integration planning team soon, and Cooper will have a voice in this process.

•

Manufacturing capacity is constrained throughout the global tire industry. The cost savings outlined in the announcement do not contemplate the loss of manufacturing jobs or elimination of manufacturing plants as a result of this transaction.

•	Goodyear will continue to evaluate how to best approach the future of its manufacturing footprint to ensure cost competitiveness over time.

Slide 14 – Questions & Answers

•	Given what happened in 2013, some of you may be questioning whether we are confident that this deal will close.

•	I can say that we are very confident in our expectation that the transaction will close.

•	This is a completely different situation than 2013.

•	One of the most appealing parts of the terms of Goodyear’s offer is that it provides a clear path to close.

Slide 15– Keeping the lines of communication open – moving forward together

•	I expect that you have additional questions about the transaction.

•	While we do not have all of the answers at this time, we are committed to communicating what we know when we can.

•	Many resources are and will continue to be available to keep you informed. You can see them here and I encourage you to use them.

•	Again, we are all committed to keeping you updated appropriately and being as transparent as possible throughout this process. Please do not hesitate to reach out—we want to hear from you.

•

Given this is a high-profile transaction, and will likely generate interest from other stakeholders, I ask that you please keep our company policies in mind. If you receive any inquiries from the media and other external parties, please direct them to Anne Roman.

•

If customers, suppliers or our business partners reach out, we ask that you reinforce that it remains business as usual at Cooper with no changes in the quality service or support they are used to seeing from us, and that until the close of the transaction, Cooper and Goodyear will remain separate companies and must continue to operate as such. You can also point them to the press release we issued this morning on our corporate website.

•	Cooper senior leaders are proactively reaching out to some of our key stakeholders, so there is no need for you to do so unless asked directly by your manager.

Slide 16 – A Stronger U.S.-Based Leader in the Global Tire Industry

•	We covered a lot today – so to quickly recap, this transaction brings together two companies with similar histories, values and cultures.

•

Cooper will be a part of a stronger combined company that will be well positioned to benefit customers and consumers globally and that we believe will build upon the strategic initiatives that successfully transformed Cooper into a consumer-driven company.

•	I want to emphasize that none of Cooper’s accomplishments would have been possible without each and every one of you.

•	Please continue to keep up your good work. We must continue to drive our strategic priorities, and if you have questions about your work, reach out to your managers.

Slide 17 – Key Takeaways – Q4/Full Year 2020

•	As I said at the beginning of this session, we also released our fourth quarter and full year 2020 earnings today.

•	Given the importance of the acquisition news, I will provide just a few key takeaways from earnings now.

Slide 18 – Key Takeaways

•	[Brad reviews the key takeaways]

•	As a reminder, news releases on both the acquisition and earnings were issued on Cooper GO early this morning and are on our corporate website. You can find them there for reference.

•	Because of the unique circumstances today, we will not be doing the usual investor call, but if your team would like to hear more about the earnings results, please contact investor relations.

Slide 19 – Thank you

•

That’s all I have for today. Thank you for your continued focus, dedication and commitment as we move through the coming months together. I greatly appreciate everything that you have done and will do in the future. We’ll continue to communicate with you as we go forward. Thank you.

***

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving the Company and Goodyear. In connection with the proposed transaction, Goodyear will file with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of the Company and that will also constitute a prospectus of Goodyear. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Goodyear may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Goodyear securities, are not soliciting an offer to buy Goodyear securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to stockholders of the Company.

GOODYEAR AND THE COMPANY URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Goodyear (when they become available) may be obtained free of charge on Goodyear’s website at www.goodyear.com or by directing a written request to Computershare Investor Services, P.O. Box #43078, Providence, RI 02940-3081. Copies of documents filed with the SEC by the Company (when they become available) may be obtained free of charge on the Company’s website at www.coopertire.com or by directing a written request to Cooper Tire & Rubber Company, 701 Lima Avenue, Findlay, Ohio 45840, c/o Jacob Drerup (investorrelations@coopertire.com).

Participants in the Solicitation

Each of the Company, Goodyear and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of the Company’s stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding the Company’s executive officers and directors is included in the Company’s definitive proxy statement, which was filed with the SEC on March 26, 2020. Additional information regarding Goodyear’s executive officers and directors is included in Goodyear’s definitive proxy statement, which was filed with the SEC on March 25, 2020. You can obtain free copies of these documents using the information in the paragraph immediately above.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “will,” “would” or other similar expressions that convey the uncertainty of future events or outcomes. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

Forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to: the ability to complete the proposed merger of the Company and Goodyear on anticipated terms and timetable; the effect of restructuring or reorganization of business components; uncertainty and weaknesses in global economic conditions, including the impact of the ongoing coronavirus (COVID-19) pandemic, or similar public health crises, on the Company’s and Goodyear’s financial condition, operations, distribution channels, customers and suppliers, as well as potentially exacerbating other factors discussed herein; continued volatility in raw material and energy prices, including those of rubber, steel, petroleum-based products and natural gas or the unavailability of such raw materials or energy sources, which may impact the price-adjustment calculations under sales contracts; the ability to cost-effectively achieve planned production rates or levels; the ability to successfully identify and consummate any strategic investments or development projects; the outcome of any contractual disputes with customers, joint venture partners or any other litigation or arbitration; impacts of existing and increasing governmental regulation and related costs and liabilities, including failure to receive or maintain required operating and environmental permits, approvals, modifications or other authorization of, or from, any governmental or regulatory entity and costs related to implementing improvements to ensure compliance with regulatory changes the ability to maintain adequate liquidity, level of indebtedness and the availability of capital could limit cash flow available to fund working capital, planned capital expenditures, acquisitions and other general corporate purposes or ongoing needs of the business; the ability to continue to pay cash dividends, and the amount and timing of any cash dividends; availability of capital and ability to maintain adequate liquidity; the impact of labor problems, including labor disruptions at the Company, its joint ventures, or at one or more of its large customers or suppliers; the ability of our customers, joint venture partners and third party service providers to meet their obligations on a timely basis or at all; adverse changes in interest rates and tax laws; and the potential existence of significant deficiencies or material weakness in our internal control over financial reporting.

We have based our forward-looking statements on our current expectations, estimates and projections about our industry and our partnership. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. Differences between actual results and any future performance suggested in our forward-looking statements could result from a variety of factors, including the following: the failure to obtain approval of the transaction by the stockholders of the Company and the failure to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the transaction; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, partners, employees or suppliers; the risk that the proposed transaction may be less accretive than expected, or may be dilutive, and that the combined company may fail to realize the benefits expected from the merger; risks relating to any unforeseen liabilities of Goodyear or the Company; the volatility in raw material and energy prices, including those of rubber, steel, petroleum-based products and natural gas or the unavailability of such raw materials or energy sources; extensive governmental regulation; changes to tariffs or trade agreements, or the imposition of new or increased tariffs or trade restrictions, imposed on tires, raw materials or manufacturing equipment which the Company uses, including changes related to tariffs on tires, raw materials and tire manufacturing equipment imported into the U.S. from China or other countries, as well as changes to trade agreements resulting from the United Kingdom’s withdrawal from the European Union future laws and regulations or the manner in which they are interpreted and enforced; the inability to obtain and/or renew permits necessary for the operations; existing and future indebtedness may limit cash flow available; operating expenses could increase significantly if the price of electrical power, fuel or other energy sources increases; changes in credit ratings issued by nationally recognized statistical rating organizations; risks involving the acts or omissions of our joint venture partners; natural disasters, weather conditions, disruption of energy, unanticipated geological conditions, equipment failures, and other unexpected events; a disruption in, or failure of our information technology systems, including those related to cybersecurity; failure of outside contractors and/or suppliers to perform; the cost and time to implement a strategic capital project may be greater than originally anticipated; reliance on estimates of recoverable reserves; and the risks that are described from time to time in Goodyear’s and the Company’s respective reports filed with the SEC.

We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.